United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

On January 27, 2019, at 14pm, met, extraordinarily, at Praia de Botafogo, 186, room 1901, in the City of Rio de Janeiro, State of Rio de Janeiro, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Marcel Juviniano Barros, Ney Roberto Ottoni de Brito, Oscar Augusto de Camargo Filho, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Corporate Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “SHAREHOLDERS’ COMPENSATION POLICY AND OTHERS — Considering the collpase of  dam 1 of  Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, the Board of Directors approved the suspension of Vale’s Shareholders’ Compensation Policy, previously approved on March 29th, 2018, and, consequently, the non-payment of the dividends and interests on own capital, as well as any other deliberation related to its own issued shares buyback”; and “VARIABLE COMPENSATION — Considering the collpase of dam 1 of  Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, (…) the Board of Directors approved the suspension of the executives’ variable compensation.” I certify that the above resolutions were taken from the minutes recorded in the Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, January 31st, 2019.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 13, 2019		Director of Investor Relations